

November 17, 2023

Lynn Kirkpatrick
Chief Executive Officer
Ensysce Biosciences, Inc.
7946 Ivanhoe Avenue, Suite 201
La Jolla, CA 92037

      Re: Ensysce Biosciences, Inc.
          Registration Statement of Form S-1
          Filed November 9, 2023
          File No. 333-275456

Dear Lynn Kirkpatrick:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jason Drory at 202-551-8342 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Life Sciences

cc: Eric D. Kline